INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2003 and Ending December 31, 2003

                                     To The

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                        (Exact Name of Reporting Company)

                              A Subsidiary Company

            Date of Incorporation March 6, 2001. If not incorporated
                       Date of Organization ______________

         State or Sovereign Power under which Incorporated or Organized
                                State of Georgia

          Location of Principal Executive Offices of Reporting Company
                         4000 Dekalb Technology Parkway
                                    Suite 100
                                Atlanta, GA 30340

      Report filed pursuant to File Number 70-8173, dated January 25, 1995


                Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert M. Gilbert, CFO
                         4000 Dekalb Technology Parkway.
                                    Suite 100
                                Atlanta, GA 30340



 Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company :

                              THE SOUTHERN COMPANY

                                                                                                       2

---------------------------------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
----------------------------------------------
                 Description of Schedules and Accounts                     Schedule or            Page
                                                                         Account Number          Number
---------------------------------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                                  Schedule I             3-4
-------------------------

     COMPANY PROPERTY                                                      Schedule II            5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION                               Schedule III             7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                                           Schedule IV              8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                                    Schedule V               9
     COMPANIES

     MISCELLANEOUS CURRENT AND ACCRUED ASSETS                              Schedule VIII           10

     MISCELLANEOUS DEFERRED DEBITS                                         Schedule IX             11

     PROPRIETARY  CAPITAL                                                  Schedule XI             12

     LONG TERM DEBT                                                        Schedule XII            13

     CURRENT AND ACCRUED LIABILITIES                                       Schedule XIII           14

     NOTES TO FINANCIAL STATEMENTS                                         Schedule XIV            15

COMPARATIVE INCOME STATEMENT                                               Schedule XV             16
----------------------------

    ANALYSIS OF BILLING-ASSOCIATE COMPANIES                                 Account 457            17

    ANALYSIS OF BILLING-NONASSOCIATE COMPANIES                              Account 458            18

    ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE
    AND NON ASSOCIATE COMPANIES                                            Schedule XVI            19

    SCHEDULE OF EXPENSE DISTRIBUTION BY
    DEPARTMENT OR SERVICE FUNCTION                                         Schedule XVII           20

    DEPARTMENTAL ANALYSIS OF SALARIES                                       Account 920            21

    OUTSIDE SERVICES EMPLOYED                                               Account 923            22

    EMPLOYEE PENSIONS AND BENEFITS                                          Account 926            23

    GENERAL ADVERTISING EXPENSES                                            Account 930.1          24

    MISCELLANEOUS GENERAL EXPENSES                                          Account 930.2          25

    RENTS                                                                   Account 931            26

    TAXES OTHER THAN INCOME TAXES                                           Account 408            27

    DONATIONS                                                               Account 426.1          28

    OTHER DEDUCTIONS                                                        Account 426.5          29

    ORGANIZATION CHART                                                                             30
-----------------------------------------------------------------------------------------------------------



                                                                                                                                3
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                              ------------------------------------

                                                SCHEDULE 1 - COMPARATIVE BALANCE SHEET
                                                ------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Give balance sheet of the Company as of December 31 of the current and prior year.  (Note:  Amounts are in thousands of dollars.)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
    ACCOUNT                            ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
------------                         --------------------------                ---------------------------------
                                                                                   CURRENT            PRIOR
                                                                               ----------------- ---------------
                  COMPANY PROPERTY
101               Company Property                          (Schedule II)               281           1,413
107               Construction work in progress             (Schedule II)                 0
                                                                                                          0

                                                                               ---------------     -------------
                                        Total Property                                 281            1,413
                                                                               ---------------     -------------

108               Less accumulated provision for depreciation and
                  amortization of company property          (Schedule III)             148             277
                                                                               --------------      --------------

                                     Net Company Property                              133           1,136
                                                                               --------------      --------------

                  INVESTMENTS
123               Investments in associate companies                                     0                0
124               Other Investments                        (Schedule IV)            20,519           19,106


                                                                               --------------      --------------
                                       Total Investments                            20,519           19,106
                                                                               --------------      --------------

                  CURRENT AND ACCRUED ASSETS

131               Cash                                                                 113             (458)
134               Special deposits                                                       0                0
135               Working funds                                                          0                0
136               Temporary cash investments                 (Schedule IV)           1,000              345
141               Notes Receivable                                                       0                0
143               Accounts Receivable                                                  316            2,237
144               Accumulated provision for uncollectable accounts                    (140)         (2,544)
146               Accounts receivable from associate
                  companies                                   (Schedule V)             273            5,130
152               Fuel stock expenses undistributed                                      0                0
154               Materials and supplies                                             1,352            1,499
163               Stores expenses undistributed                                          0                0
165               Prepayments                                                            0                3
174               Miscellaneous current and accrued assets                               0               34
                                                                               --------------      -------------
                               Total Current and Accrued Assets                      2,914            6,246
                                                                               --------------      -------------

                  DEFERRED DEBITS
                  ---------------
181               Unamortized debt expense                                               0                0
184               Clearing accounts                                                      0                0
186               Miscellaneous deferred debits               (Schedule IX)              0                0
188               Research, development, or demonstration expenditures                   0                0
190               Accumulated deferred income taxes                                  1,089            1,089
                                                                               --------------      -------------
                                     Total Deferred Debits                           1,089            1,089
                                                                               --------------      -------------
                                 TOTAL ASSETS AND OTHER DEBITS                      24,655           27,577
                                                                               ==============      =============



                                                                                                           4
                           ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                            ------------------------------------

                                   SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   --------------------------------------


  ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL                    AS OF DECEMBER 31
  -------                 -----------------------------------         -------------------------------------

                                                                         CURRENT            PRIOR
                                                                      -------------------------------------
                    PROPRIETARY CAPITAL
                    -------------------
201           Common stock issued                    (Schedule XI)            1                1
211           Miscellaneous paid-in capital          (Schedule XI)       65,511           70,500
215           Appropriated retained earnings         (Schedule XI)            0                0
216           Unappropriated retained earnings       (Schedule XI)      (45,870)         (50,517)
                                                                     --------------    -------------
                            Total Proprietary Capital                    19,642           19,984
                                                                     --------------    -------------

              LONG TERM DEBT
              --------------
223           Advances from associate companies      (Schedule XII)            0                0
224           Other long-term debt                   (Schedule XII)            0                0
225           Unamortized premium on long-term debt                            0                0
226           Unamortized discount on long-term debt-debit                     0                0
                                                                     --------------    -------------
                              Total long-term debt                             0                0
                                                                     --------------    -------------

              CURRENT AND ACCRUED LIABILITIES
              -------------------------------

231           Notes Payable                                                    0                0
232           Accounts payable                                               734            1,046
233           Notes payable to associate companies
                                                      (Schedule XIII)      2,450                0
234           Accounts payable to associate companies (Schedule XIII)        604            1,494
236           Taxes accrued                                                1,118             (203)
237           Interest accrued                                                56                0
238           Dividends declared                                               0                0
241           Tax collections payable                                          0                0
242           Miscellaneous current and accrued liabilities
                                                      (Schedule XIII)         51              274
                                                                     --------------    -------------
                      Total current and accrued liabilities                5,013            2,611
                                                                     --------------    -------------

              DEFERRED CREDITS
              ----------------
253           Other deferred credits                                           0            4,982
255           Accumulated deferred investment tax credits                      0                0
                                                                     --------------    ------------
                             Total Deferred Credits                            0            4,982
                                                                     --------------    ------------

282           ACCUMULATED DEFERRED INCOME TAXES                                0                0
              ---------------------------------

                                                                     --------------    ------------
                        TOTAL LIABILITIES AND PROPRIETARY
                                     CAPITAL                              24,655           27,577
                                                                     ==============    ============



                                                                                                                              5
                                             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                              ------------------------------------

                                                 For the Year Ended December 31, 2003
                                                                    -----------------

                                              SCHEDULE II - COMPANY PROPERTY
                                              ------------------------------

                                                      (In Thousands)

---------------------------------------------------------------------------------------------------------------------------
                                                 START OF                       RETIRED     OTHER             END OF
                DESCRIPTION                        YEAR           ADDITION       OR         CHANGES            YEAR
                                                 BALANCE                        SOLD           1              BALANCE
---------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
-----------------

Account
--------
301            ORGANIZATION

303            MISCELLANEOUS
               INTANGIBLE  PLANT                         0

304            LAND AND LAND RIGHTS

305            STRUCTURES AND IMPROVEMENTS

306            LEASEHOLD IMPROVEMENTS
                                                        0

307            EQUIPMENT                            1,393             211       (1,337)                             267

308            OFFICE FURNITURE AND
               EQUIPMENT                               20                           (6)                              14

309            AUTOMOBILES, OTHER VEHICLES
               AND RELATED GARAGE EQUIPMENT             0                                                             0

310            AIRCRAFT AND AIRPORT                     0                                                             0
               EQUIPMENT

311            OTHER COMPANY PROPERTY
               3/                                       0                                                             0

                                              -----------------------------------------------------------------------------
               SUB-TOTAL                            1,413                                                           281
                                              -----------------------------------------------------------------------------
107            CONSTRUCTION WORK IN PROGRESS
               4/                                       0                                                             0
                                              ------------------------------------------------------------------------------
               TOTAL                                1,413             211       (1,343)                             281
                                             ===============================================================================

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         NOT APPLICABLE

                                                                           6
                              SCHEDULE II CONTINUED
                             ----------------------
                                 (In Thousands)

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
          ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

------------------------------------------------------------------------------
                                                                  BALANCE AT
                        SUBACCOUNT DESCRIPTION   ADDITIONS      CLOSE OF YEAR
------------------------------------------------------------------------------


Software Website                                      9              58


                                                    202               0
Surge Protectors






------------------------------------------------------------------------------

3/   *** DESCRIBE OTHER COMPANY PROPERTY:



4/       DESCRIBE CONSTRUCTION WORK IN PROGRESS:


                                                                                                                               7

                                                 ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                                  -------------------------------------

                                                        For the Year Ended December 31, 2003
                                                                         -----------------


                                                                      SCHEDULE III
                                                                      ------------
                                                          ACCUMULATED PROVISION FOR DEPRECIATION AND
                                                              AMORTIZATION OF COMPANY PROPERTY
                                                              -------------------------------

                                                                        (In Thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                   START OF      CHARGED                      OTHER              END OF
                DESCRIPTION                         YEAR           TO            RETIRE-      CHANGES             YEAR
                                                   BALANCE       ACCOUNT          MENTS        ADD              BALANCE
                                                                   403                       DEDUCT)
-----------------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
-----------------

Account
--------
301            ORGANIZATION                             0                                                             0

303            MISCELLANEOUS
               INTANGIBLE PLANT                         7                           (3)             (4)               0

304            LAND AND LAND
               RIGHTS                                   0                                                             0

305            STRUCTURES AND
               IMPROVEMENTS                             0                                                             0

306            LEASEHOLD
               IMPROVEMENTS                             0                                                             0

307            EQUIPMENT                              251             228         (344)             (1)             134

308            OFFICE FURNITURE AND
               FIXTURES                                16                           (2)                              14

309            AUTOMOBILES, OTHER
               VEHICLES AND
               RELATED GARAGE                           3                                           (3)               0
               EQUIPMENT

310            AIRCRAFT AND AIRPORT                     0                                                             0
               EQUIPMENT

311            OTHER COMPANY
               PROPERTY                                 0                                                             0





                                              -----------------------------------------------------------------------------
                           TOTAL                      277             228         (349)             (8)             148
                                              =============================================================================


1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not Applicable

                                                                                                            8

                                 ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                  -------------------------------------

                                        For the Year Ended December 31, 2003
                                                           -----------------

-----------------------------------------------------------------------------------------------------------

                                        SCHEDULE IV - INVESTMENTS
                                        -------------------------
                                                (In Thousands)
-----------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule concerning investments.
               Under account 124, "Other Investments", state each investment separately, with
               Description, including , the name of issuing company, number of shares or
               Principal amount, etc.
-----------------------------------------------------------------------------------------------------------
                                                           BALANCE AT                BALANCE AT CLOSE
                     DESCRIPTION                          BEGINNING OF                   OF YEAR
                                                            YEAR
-----------------------------------------------------------------------------------------------------------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE ENERGY LOANS
                                                                  (3)                        0
EMPLOYEE COMPUTER LOANS                                            0                         0

ENVIROTECH INVESTMENT FUND I L.P. -
INVESTMENT IN LIMITED PARTNERSHIP
FUND                                                           1,992                     1,101

RABBI TRUST INVESTMENT
                                                                  15                        15
INVESTMENT IN SOHI
                                                              16,912                    19,094
INVESTMENT IN ACTIVE POWER
                                                                 189                       309

TOTAL
                                                              19,105                    20,519








ACCOUNT 136 - TEMPORARY CASH
        INVESTMENTS
                                                                 345                     1,000







                                                       ---------------------------------------------------
                                                TOTAL         19,450                    21,519
                                                       ===================================================


                                                                                                         9
                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                 -------------------------------------

                                 For the Year Ended December 31, 2003
                                                    -----------------
-----------------------------------------------------------------------------------------------------------
                        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                        -----------------------------------------------------------
                                 (In Thousands)
-----------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.
Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.
-----------------------------------------------------------------------------------------------------------
                                                                        BALANCE AT            BALANCE AT
                      DESCRIPTION                                      BEGINNING OF         CLOSE OF YEAR
                                                                          YEAR
-----------------------------------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
COMPANIES:

     Alabama Power  Co.                                                  82                        0

     Georgia Power Co.                                                3,695                      214

     Gulf Power Co.                                                     332                       32

     Mississippi Power Co.                                              558                        0

     Savannah Electric                                                  172                       25

     Southern Company Services                                          106                        0

     Southern Energy                                                    145                        0

     Southern Information Holding                                         0                        0

     Southern Telecom Holding                                             0                        0

     PowerCall, Inc                                                      (5)
                                                                                                   0
     Southern Communications                                              2
                                                                                                   0
     Southern Nuclear                                                     8
                                                                                                   0
     Southern Company                                                     7                        0

     Southern Management                                                 28                        2


                                                   TOTAL
----------------------------------------------------------------------------------------------------------
                                                                      5,130                      273
                                                                   ========================================

 ----------------------------------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                          TOTAL
                                                                                          PAYMENTS
                                                                                   ------------------------
Not Applicable                                                                                0

                                                                                   ------------------------
                                                                   TOTAL PAYMENTS
                                                                                              0
                                                                                   ------------------------



                                                                                            10

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------

             SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
             ------------------------------------------------------
                                  SCHEDULE VIII
                                  ---------------


INSTRUCTIONS:   Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                         BALANCE AT             BALANCE AT
                                                         BEGINNING                 CLOSE
        DESCRIPTION                                        OF YEAR                OF YEAR
        -----------                                    ------------             ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND
                         ACCRUED ASSETS

              COSTS IN EXCESS OF BILLINGS                     34                       0




                                                                                                  11
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                        -----------------



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                   -------------------------------------------
                                 (In Thousands)

INSTRUCTION:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

----------------------------------------------------------------------------------------------------------
                     DESCRIPTION                        BALANCE AT              BALANCE AT CLOSE
                                                        BEGINNING OF             OF YEAR
                                                           YEAR
----------------------------------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS               DEFERRED
DEBITS



OTHER                                                              0                         0













                                                                ----------------        -------------------
                                                  TOTAL            0                         0
-----------------------------------------------------------------------------------------------------------


                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                         -------------------------------------
                                                 For the Year Ended December 31, 2003
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         SCHEDULE XI - PROPRIETARY CAPITAL

                                                       (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                NUMBER OF
      ACCOUNT NUMBER       CLASS OF STOCK        SHARES           PAR OR STATED VALUE           OUTSTANDING CLOSE OF PERIOD
                                               AUTHORIZED             PER SHARE
                                                                                         ------------------------------------------
                                                                                              NO. OF SHARES       TOTAL AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
            201          COMMON STOCK ISSUED     1,000                    $1                  500               500.00
                                                  889                      1                  889               889.00
-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:     Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
 ----------------------------------------------------------------------------------------------------------------------------------
                                 D  E  S  C  R  I  P  T  I  O  N                                                  AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
 ACCOUNT  211        MISC. PAID IN CAPITAL                                                                             65,511

 ACCOUNT  215        APPROPRIATED RETAINED EARNINGS                                                                         0




                                                                                                              ---------------------
                                                                                                        TOTAL           65,511
-----------------------------------------------------------------------------------------------------------------------------------
                                                            BALANCE AT   NET INCOME OR    DIVIDENDS PAID      BALANCE AT CLOSE
                     D  E  S  C  R  I  P  T  I  O  N        BEGINNING OF     (LOSS)                           OF YEAR
                                                              YEAR
-----------------------------------------------------------------------------------------------------------------------------------


   ACCOUNT 216           UNAPPROPRIATED RETAINED EARNINGS     (50,517)       4,647                                    (45,870)

                                                            -----------------------------------------------------------------------
                                      TOTAL
                                                            -----------------------------------------------------------------------



                                                                                                                               12



                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                        ------------------------------------------------------

                                                 For the Year Ended December 31, 2003
                                                                    -----------------

----------------------------------------------------------------------------------------------------------------------------------
                                                     SCHEDULE XII - LONG-TERM DEBT
                                                     -----------------------------

                                                              (In Thousands)

----------------- ----------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:     Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

----------------------------------------------------------------------------------------------------------------------------------
                           TERMS OF OBLIG    DATE OF   INTEREST  AMOUNT      BALANCE AT              (1)          BALANCE AT
    NAME  OF  CREDITOR     CLASS & SERIES    MATURITY   RATE     AUTHORIZED   BEGINNING   ADDITIONS  DEDUCTIONS   CLOSE OF YEAR
                            OF OBLIGATION                                      OF YEAR
----------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 223 - ADVANCES FROM
              PARENT AND
              ASSOCIATE
              COMPANIES:


              NOT APPLICABLE


ACCOUNT 224  - OTHER LONG -
               TERM  DEBT:


                         NOT APPLICABLE

                                                      -----------------------------------------------------------------------------
                                              TOTAL
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                                13

                                                                                                     14

                    ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                     -------------------------------------

                             For the Year Ended December 31, 2003
                                               -----------------
----------------------------------------------------------------------------------------------------------

                    SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                    -----------------------------------------------
                                         (In Thousands)
----------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
----------------------------------------------------------------------------------------------------------

          D  E  S  C  R  I  P  T  I  O  N                                 BALANCE AT        BALANCE AT
                                                                          BEGINNING           CLOSE
                                                                           OF YEAR          OF YEAR
----------------------------------------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES--Southern Company                                                       0              2,450




                                                                     --------------------------------------
                                                              TOTAL                0              2,450
-----------------------------------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES :

       ALABAMA POWER COMPANY                                                       2                  2

       POWERCALL COMPANY                                                           3                  0

       GEORGIA POWER COMPANY                                                      10                 13

       GULF POWER COMPANY                                                          8                 16

       MISSISSIPPI POWER COMPANY                                                   0                  0

       SOUTHERN COMPANY SERVICES                                                 568                258

       SAVANNAH ELECTRIC                                                           3                  1

       SOUTHERN COMMUNICATIONS                                                     0                  0

       SOUTHERN ENERGY                                                           892                308

       SOUTHERN COMPANY                                                            0                  4

       SOUTHERN MANAGEMENT
                                                                                   0                  2

                                                                     --------------------------------------
                                                              TOTAL            1,494                604
-----------------------------------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES:

       Accrued Pensions                                                            0                  0
       Accrued Post Retirment Benefits                                                                0
                                                                                   4
       Accrued Payroll                                                             0                  0
       Accrued Bonuses                                                           270                 51
       Accrued Vacation                                                            0                  0
       Unearned Revenues                                                           0                  0
       Employee Group Insurance Premiums Withheld                                  0                  0
       Billings in Excess of Cost on Uncompleted Contracts                         0                  0
       Miscellaneous                                                               0                  0
       Accrued Warranty Reserve                                                    0                  0
       Accrued Employee Moving Expenses                                            0                  0



                                                                     --------------------------------------
                                                              TOTAL              274                 51
-----------------------------------------------------------------------------------------------------------


                                                                         15A
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
-------------------------------------------------------------------------------
                                  SCHEDULE XIV
                                  -------------

                          NOTES TO FINANCIAL STATEMENTS
                          -------------------------------
-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any accounts thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
-------------------------------------------------------------------------------
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
-------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. (the "Company"), a wholly owned subsidiary of The Southern Company ("Southern"), is engaged in rendering consulting services and marketing Southern system expertise in the United States and throughout the world. The Company contracts with other public utilities, commercial concerns and government agencies for the rendition of services and the licensing of intellectual property. More specifically, SOUTHERN MANAGEMENT DEVELOPMENT, INC. is focusing on new and existing programs to enhance customer satisfaction and efficiency and stockholder value.

Accounting Estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  RETIREMENT BENEFITS

Pension Plan
-------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. has a defined benefit, trusteed, pension plan that covers substantially all employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat-dollar benefit. The company uses the "entry age normal method with a frozen initial liability" actuarial method for dunning purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trust are primarily invested in equity and fixed income securities. FASB Statement No. 87, Employers' Accounting for Pensions, requires use of the "projected unit credit" actuarial method for financial reporting purposes.


Retirement Benefits
-------------------
SOUTHERN MANAGEMENT DEVELOPMENT, INC. provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. Retirement benefits are recorded on the books of Southern Company Energy Solutions, LLC.


3.  Operating leases

Southern Management Development Inc. has not entered into non-cancelable operating leases

                                                                         15-B


4.  INCOME TAXES

A detail of the benefit for income taxes is set forth below (in thousands):

                                                                        2003
                                                                        -----
                 Current benefit                                    $  1,390
                                                                           0
                 Deferred taxes
                                                                    $  1,390

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                           Deferred Tax Assets
                                                           -------------------
Accelerated depreciation                                                    0
Other                                                                   1,089
                                                              -----------------
           Total                                                        1,089
Less current Portion                                                        0
                                                              ----------------
           Total non-current                                            1,089
                                                              ----------------

A reconciliation of the statutory federal tax rate to the effective federal tax rate is as follows:

                                                                        2003
                                                                        -----
                 Effective tax rate                                   35.00%
                 Other, net                                            0.00
                                                              ----------------
                 Statutory federal tax rate                           35.00%
                                                              ================

Southern Management Development Inc. and the other subsidiaries of Southern file a consolidated federal tax return. Under a joint consolidated income tax agreement, each company's current and deferred tax expenses are computed on a stand-alone basis. Under this agreement, Southern Management Development Inc. received tax refunds of approximately $1,933,629 during 2003.

5.  REVENUES FROM AFFILIATE CUSTOMERS

During the year ending December 31, 2003, revenues generated from contracts with affiliates accounted for approximately .87% of revenue earned.

6.  RELATED-PARTY TRANSACTIONS

o    Services
     Southern Management Development Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical budgeting, business promotion and public relations, systems and procedures, training, and administrative and financial services. In addition to these services, certain facilities and services of the system companies are made available to Southern Management Development Inc. and its customers. The Company reimburses the service company and the various operating companies at cost for these services. Such costs amounted to approximately $4,208,747 in 2003.

7.  CONTINGENCIES
The Company is subject to legal actions and claims arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse impact on the results of operations or financial position of the Company.

                                                                                            16
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------
--------------------------------------------------------------------------------------------
                                   SCHEDULE XV
                                   -----------

                               STATEMENT OF INCOME
                               -------------------

                                 (In Thousands)
--------------------------------------------------------------------------------------------
    ACCOUNT          D E S C R I P T I O N                         CURRENT        PRIOR
                                                                   YEAR           YEAR
---------------------------------------------------------------------------------------------
               INCOME
               -------
      457      Services rendered to associate companies              51               533
      458      Services rendered to non-associate companies       5,720             4,643
      421      Miscellaneous income or loss                        (442)           (2,272)
      417      Equity in earnings of associate companies          7,211             3,160
      418      Equity in earnings of non-associate companies        119               188
--------------------------------------------------------------------------------------------
                                        Total Income             12,659             6,252

               EXPENSES
               ---------
      920      Salaries and wages                                   468               817
      921      Office supplies and expenses                         439               752
      922      Administrative expense transferred - credit            0                 0
      923      Outside services employed                          8,257             5,881
      924      Property insurance                                     0                 0
      925      Injuries and damages                                   0                 0
      926      Employee pensions and benefits                       (18)              269
      928      Disposition of intellectual property                   0                 0
      930.1    General advertising expense                          169                16
      930.2    Miscellaneous general expenses                     (430)                 9
      931      Rents                                                 18                22
      932      Maintenance of structures and equipment                0                 8
      403      Depreciation and amortization expense                228               211
      408      Taxes other than income taxes                          9                (2)
      409      Income taxes                                      (1,390)           (2,025)
      410      Provision for deferred income taxes                    0                 0
      411      Provision for deferred income taxes - credit           0                 0
      426.1    Donations                                              0                 0
      426.5    Other deductions                                       0                 0
      431      Other Interest expense                               262                 6

                                                              ------------------------------
                                  Total Expense                   8,012             5,964
                                                              ------------------------------

                              Net Income or (Loss)                4,647               288
                                                              ==============================

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES
--------------------------------------

SOUTHERN MANAGEMENT DEVELOPMENT,  INC. has agreements with Southern Company Services, Inc.
and each of the system perating companies under which those companies provide the following services to the Company at cost: general engineering,  design engineering, accounting and statistical, rates, budgeting, business  promotion  and public  relations, systems and procedures, training, administrative, and financial services. In addition to these services, certain facilities of the system companies are made available to SOUTHERN  MANAGEMENT
DEVELOPMENT, INC. and its customers.

                                                                           17
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.

                      For the Year Ended December 31, 2003
                                        -----------------
------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                               -------------------
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)
------------------------------------------------------------------------------
                                                                       TOTAL
NAME OF ASSOCIATE COMPANY                                              AMOUNT
                                                                       BILLED\
------------------------------------------------------------------------------
         Alabama Power Company                                             22

         Georgia Power Company                                             46

         Gulf Power Company                                                 0

         Mississippi Power Company                                          2

         Southern Company Services                                          0

         Savannah Electric & Power                                        (19)

         Southern Energy
                                                                            0
         Southern Nuclear                                                   0

         PowerCall                                                          0

         Southern Telecom                                                   0

         Southern Communications                                            0

                                                                   ------------
                                                       TOTAL               51
-------------------------------------------------------------------------------



                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                         ------------------------------------

                                                 For the Year Ended December 31, 2003
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                               -------------------
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                          DESCRIPTION                                 TOTAL COST                 EXCESS OR      TOTAL AMOUNT
                                                                                                DEFICIENCY       BILLED
-----------------------------------------------------------------------------------------------------------------------------------


VARIOUS - ENERGY RELATED PRODUCTS AND SERVICES                                                                      5,720







                                                                  -----------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION : Provide a brief description of the services rendered to each non-associate company.

-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                                            18


                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                         -------------------------------------

                                                 For the Year Ended December 31, 2003
                                                                    -----------------
                                                        (Thousands of Dollars)

                                                             SCHEDULE XVI
                                                             ------------

      ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                      ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                      -------------------------     ---------------------------     ----------------------------

                                      DIRECT   INDIRECT              DIRECT  INDIRECT                DIRECT   INDIRECT
DESCRIPTION OF ITEMS                  COST      COST      TOTAL      COST    COST       TOTAL        COST     COST        TOTAL
--------------------                  -------  ---------  -----      -----  ----------  -----        -----    ------      -----

920   SALARIES AND WAGES                                                                                                    468
921   OFFICE SUPPLIES & EXPENSES                                                                                            439
922   ADMINISTRATIVE EXP.- TRANSFERRED-CREDIT                                                                                 0
923   OUTSIDE SERVICES EMPLOYED                                                                                           8,257
924   PROPERTY INSURANCE                                                                                                      0
925   INJURIES AND DAMAGES                                                                                                    0
926   EMPLOYEE PENSIONS & BENEFITS                                                                                         (18)
928   REGULATORY COMMISSION EXPENSE                                                                                           0
930.1 GENERAL ADVERTISING EXPENSES                                                                                          169
930.2 MISCELLANEOUS GENERAL EXPENSES                                                                                      (430)
931   RENTS                                                                                                                  18
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT                                                                                 0
403   DEPRECIATION & AMORTIZATION  EXPENSE                                                                                  228
408   TAXES OTHER THAN INCOME TAXES                                                                                           9
409   INCOME TAXES                                                                                                       (1,390)
410   PROVISION FOR DEFERRED INCOME TAXES                                                                                     0
411   PROVISION FOR DEFERRED INCOME TAXES CREDIT                                                                              0
411.5 INVESTMENT TAX CREDIT                                                                                                   0
426.1 DONATIONS                                                                                                               0
426.5 OTHER DONATIONS                                                                                                         0
427   INTEREST ON LONG TERM DEBT                                                                                              0
430   INTEREST ON DEBT TO ASSOC CO                                                                                            0
431   OTHER INTEREST EXPENSE                                                                                                262
      -------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                                                                            8,012


                                                                                                                           19




                                        ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                        -------------------------------------------------------
                                                 For the Year Ended December 31, 2003
                                                                    -----------------
                                                                    SCHEDULE XVII
                                                                     -------------
                                                     SCHEDULES OF EXPENSE DISTRIBUTION
                                                     ---------------------------------
                                                                                 BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------
       ACCOUNT NUMBER       D   E   P   A   R   T   M   E  N  T      O   R      S  E  R  V  I  C  E       F  U  N  C  T  I  O  N
-----------------------------------------------------------------------------------------------------------------------------------
            920
            921
            922
            923                                              NOT APPLICABLE
            924
            925
            926
            928
           930.1
           930.2
            931
            932
            403
            408
            409
            410
            411
           411.5
           426.1
           426.5
            427
            430
            431
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                               20A


                                                ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                                                                 -------------------------------------
                                                               For the Year Ended December 31, 2003
                                                                                  ----------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                SCHEDULE XVII
                                                                -------------
                                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                        --------------------------------
                                                       BY DEPARTMENT OR SERVICE FUNCTION
                                                       ---------------------------------
                                                                  (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------
  D E S C R I P T I O N   O F   I T E M S    TOTAL  OVER        D E P A R T M E N T   O R   S E R V I C E   F U N C T I O N
                                            AMOUNT  HEAD---------------------------------------------------------------------------
                                                          BUSINESS    BILL PAYMENT  ENGY. SERV;  GOOD CENTS  GOOD   PREMIER  ADMIN/
                                                         DEVELOPMENT  PROTECTION    ENGINEERING  FIN. CTR.  CENTS   HOMES    OTHER
   -------------------------------------------------------------------------------------------------- -----------------------------
  920    SALARIES AND WAGES                     468                          0                    71          0              397
  921    OFFICE SUPPLIES AND EXPENSES           439                          0                     1          0              438
  922    ADMIN EXP TRANSFERRED - CREDIT           0                          0                     0          0                0
  923    OUTSIDE SERVICES EMPLOYED            8,257                      2,753                   129          0            5,375
  924    PROPERTY INSURANCE                       0                          0                     0          0                0
  925    INJURIES AND DAMAGES                     0                          0                     0          0                0
  926    EMPLOYEE PENSIONS AND BENEFITS         (18)                         0                     6          0              (24)
  928    DISPOSITION OF INTELLECTUAL PROP.        0                          0                     0          0                0
 930.1   GENERAL ADVERTISING EXPENSE            169                          0                     0          0              169
 930.2   MISCELLANEOUS GENERAL EXPENSE         (430)                       (20)                  (55)          0            (355)
  931    RENTS                                   18                          0                     0          0               18
  932    MAINTENANCE OF STRUCTURES & EQUIP        0                          0                     0          0                0
  403    DEPRECIATION & AMORTIZATION EXP        228                         81                     3          0              144
  408    TAXES OTHER THAN INCOME TAXES            9                          0                     0          0                9
  409    INCOME TAXES                        (1,390)                       146                    68         17           (1,621)
  410    PROVISION FOR DEFERRED INCOME TAX        0                          0                     0          0                0
  411    PROV  DEFERRED INCOME TAX - CREDIT       0                          0                     0          0                0
 411.5   INVESTMENT TAX CREDIT                    0                          0                     0          0                0
 426.1   DONATIONS                                0                          0                     0          0                0
 426.5   OTHER DEDUCTIONS                         0                          0                     0          0                0
 427     INTEREST ON LONG TERM DEBT               0                          0                     0          0                0
 430     INTEREST ON DEBT TO ASSOCIATE CO.        0                          0                     0          0                0
 431     OTHER INTEREST EXPENSE                 262                          0                     0          0              262
                                           --------------------------------------------------------------------------------------
INSTRUCTION: Total cost of service will
equal for associate and nonassociate
companies the total amount billed under
their separate analysis of billing
schedules.

TOTAL EXPENSES                                8,012      0    0           2,960       0         223          17      0    4,812
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                                20B




                                                                           21


             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                        -----------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920
------------------------------------------------------------------------------
NAME OF DEPARTMENT OR SERVICE FUNCTION                SALARY            NUMBER
                                                     EXPENSE          PERSONNEL
------------------------------------------------------------------------------
Indicate each department or service function.          TOTAL
                                                       AMOUNT          END OF
                                                    in thousands)       YEAR
------------------------------------------------------------------------------
Energy Services                                        0                  0

Good Cents Energy Finance                             71                  0

Good Cents/Wholesale                                   0                  0

Premier Homes                                          0                  0

Administration (including PowerCall)                 397                  0

Bill Payment Protection                                0                  0







                                                    ---------------------------
                                   TOTAL             468                  0
------------------------------------------------------------------------------

                                                                           22
             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                         ----------------

-------------------------------------------------------------------------------

                         OUTSIDE SERVICES EMPLOYED 923 *
                         -----------------------------

                                   ACCOUNT 923

                                 (In Thousands)
                                 -------------
-------------------------------------------------------------------------------

INSTRUCTIONS:   Provided below is a break down of outside services employed.
-------------------------------------------------------------------------------

Legal  Fees                                                         113

Account & Audit Fees                                                 22

Outside Services - Alabama Power                                    255

Outside Services - Georgia Power                                    239

Outside Services - Mississippi Power                                  0

Outside Services - Gulf Power                                        86

Outside Services - Southern Company Services                      3,130

Outside Services - Southern Communications                            0

Outside Services - Savannah Electric                                 47

Outside Services - Southern Energy                                  453

Other Outside Services                                            3,912







* 923 Vendors consist of several hundred pages. Details are available on location at 4000 Dekalb Technology Parkway Suite 100., Atlanta, GA 30340.


                                                                --------------
TOTAL                                                              8,257
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                         ------------------
-------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------

                                   ACCOUNT 926
-------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
-------------------------------------------------------------------------------
                                  DESCRIPTION                          AMOUNT
-------------------------------------------------------------------------------

Pension Expense                                                          0

Post Retirement Medical & Life                                          (4)

Employee Group Insurance/Company Contribution                            0

Employee Savings Plan/Company Contribution                               0

Employee Training/Physicals/Education Assistance                         7

Bonus                                                                 (21)








                                                                    -----------
                                                       TOTAL          (18)
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------

------------------------------------------------------------------------------
                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*
------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1
              "General Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.
-------------------------------------------------------------------------------

DESCRIPTION                               PAYEE                        AMOUNT
-------------------------------------------------------------------------------
General Advertising                       MarketOne, Inc.                169














                                                                    -----------
                                                        TOTAL            169
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------
------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------

                                  ACCOUNT 930.2

                                 (In Thousands)
------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount in Account 930.2, "Miscellaneous
               General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.
------------------------------------------------------------------------------
            D E S C R I P T I O N                             AMOUNT
------------------------------------------------------------------------------
         Dues and Memberships                                     1

         Warranty Expense                                         0

         Premier Express Expense                                  0

         Bad Debt Expense                                       (55)

         Other                                                 (386)

         Bank Fees                                               10











                                                               ----------------
                                                      TOTAL    (430)
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------
------------------------------------------------------------------------------

                                      RENTS

                                   ACCOUNT 931

                                 (In Thousands)
------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents,"
              classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
------------------------------------------------------------------------------
                                 TYPE OF PROPERTY                       AMOUNT
------------------------------------------------------------------------------

Office                                                                     0

Other                                                                     18











                                                             ------------------
                                                    TOTAL                 18
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------
------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES
                          -----------------------------

                                   ACCOUNT 408

                                 (In Thousands)
------------------------------------------------------------------------------
 INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. overnment taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.
-----------------------------------------------------------------------------

             K I N D   O F   T A X                                    AMOUNT
------------------------------------------------------------------------------

Other than U.S. Government:                                                0
         State Unemployment
         Other State and Local Taxes and Licenses                          9





                                                              -----------------
                                                Subtotal                  9
                                                              -----------------

U. S. Government:
        FICA - Employers Portion
        FUTA

                                                              -----------------


                                                Subtotal                  0
                                                              -----------------







                                                               ----------------
                                                       TOTAL              9
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              ------------------------------------

                      For the Year Ended December 31, 2003
                                        -----------------
------------------------------------------------------------------------------
                                   DONATIONS

                                  ACCOUNT 426.1

                                 (In Thousands)
------------------------------------------------------------------------------
 INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT         PURPOSE OF DONATION                         AMOUNT
-------------------------------------------------------------------------------
NOT APPLICABLE                                                             0














                                                                     ---------
                                                           TOTAL           0
-------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              -------------------------------------

                      For the Year Ended December 31, 2003
                                         ------------------
                                OTHER DEDUCTIONS
                                -----------------
                             (Thousands of Dollars)


                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount  included in Account  426.5,
               "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                     NAME OF PAYEE                         AMOUNT
-----------                     -------------                         ------



NOT APPLICABLE

             ANNUAL REPORT OF SOUTHERN MANAGMENT DEVELOPMENT, INC.
                              -----------------------------------

                      For the Year Ended December 31, 2003
                                         -----------------


                        SOUTHERN MANAGEMENT DEVELOPMENT

                                  Ron Bertasi
                                   President
                                        |
                                        |
                        Sandra Weck____ |____Hoyt Jackson
                                        |
                                        |
                                        |
                                        |
                                    Bob Gilbert
                                       CFO
                                   Vice President
                                 |
                                 |
                                 |
                                 |___Tim Marvin
                                     Treasurer

             ANNUAL REPORT OF SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                              --------------------------------------




                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22132, and order number 70-8233, dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                      SOUTHERN MANAGEMENT DEVELOPMENT, INC.
                      -------------------------------------
                           (Name of Reporting Company)


                   By: /s/ Robert M. Gilbert, CFO
                      (Signature of Signing Officer)


                      Robert M. Gilbert, CFO
                      ----------------------
                   (Printed Name and Title of Signing Officer)



Date:  March 12, 2004